Exhibit 99.1
COMPANY STATEMENT
8 August 2008
For analyst and media enquiries please
call Russell Chenu on: (02) 8274 5239
2002 Tax Audit
Reinstatement of James Hardie Australia
Finance Limited
James Hardie announced on 18 June 2008 that the Australian Taxation Office (ATO) had commenced proceedings in the Federal Court of Australia seeking the reinstatement of James Hardie Australia Finance Limited (JHAF). JHAF is a former subsidiary of the group that was deregistered on 23 August 2005 following a member’s voluntary winding up.
James Hardie now advises that judgment in respect of the ATO’s application was delivered by the Federal Court today and that orders were made providing for the reinstatement of JHAF to the register of companies and appointing Max Donnelly of Ferrier Hodgson as the new liquidator of JHAF.
The sole member of JHAF, James Hardie International Finance BV, neither consented to nor opposed the ATO’s application before the Court.
Background from 18 June announcement
James Hardie understands that the reinstatement of JHAF is a necessary pre-requisite to the ATO issuing an amended assessment in respect of one of the issues that has been the focus of the ATO’s enquiries during the 2002 tax audit. The ATO has taken the action to reinstate JHAF notwithstanding continuing settlement discussions.
The company understands that it is the view of the ATO that the primary tax due in respect of JHAF is A$101.5 million. Any assessment could also be expected to include penalties estimated at A$50.8 million and general interest charges estimated at A$88 million.
Ends

Exhibit 99.1
Media/Analyst Enquiries:
Russell Chenu
Chief Financial Officer

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
Disclaimer
This company statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission (which we refer to as the SEC), on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;

•	expectations concerning indemnification obligations;

•	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Form 20-F filed on 8 July 2008 with the SEC, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; required contributions to the AICF and the effect of foreign exchange rates on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; risks of conducting business internationally; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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